UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.   ☒

For the fiscal year ended December 31, 2008

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.   ☐

For the transition period from ______________________ to _____________________.

Commission File No. 0-14703

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

*    Schedules required by Form 5500 that are not applicable have not been included

Report of Independent Registered Public Accounting Firm

Plan Administrator
NBT Bancorp Inc. 401(k) and Employee
Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Albany, New York
June 22, 2009

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value:
Cash and money market funds	$22,517	550,713
Collective investment fund	6,525,921	4,352,855
Bond mutual funds	3,732,381	2,803,156
Common stock of NBT Bancorp Inc.	30,742,523	27,363,051
Domestic equity mutual funds	14,679,776	22,293,830
Foreign equity mutual funds	2,126,087	3,128,804
Graduated retirement target mutual funds	986,744	—
Total investments	58,815,949	60,492,409
Participant loans receivable	811,541	738,422
Employer contribution receivable	1,549,588	360,723
Total plan assets	61,177,078	61,591,554
Liabilities:
Excess contributions due to plan sponsor	—	42,296
Net assets available for plan benefits	61,177,078	61,549,258
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(26,307)	(21,567)
Net assets available for plan benefits	$61,150,771	61,527,691

See accompanying notes to financial statements.

BT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:
Contributions:
Participants	$2,809,978	2,788,969
Employer	2,666,555	1,286,404
Rollovers	547,187	133,680
Total contributions	6,023,720	4,209,053
Investment income:
Net realized and unrealized loss on investments	(3,296,684)	(1,831,969)
Interest	62,467	56,020
Dividends	1,518,900	1,580,297
Net investment loss	(1,715,317)	(195,652)
Total increase	4,308,403	4,013,401
Deductions from net assets attributed to:
Distributions	(4,685,323)	(4,201,188)
Net decrease in net assets available for plan benefits	(376,920)	(187,787)
Net assets available for plan benefits:
Beginning of year	61,527,691	61,715,478
End of year	$61,150,771	61,527,691

See accompanying notes to financial statements.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2008 and 2007

(1)	Description of Plan

The following description of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement or summary plan description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan as defined under Section 401(a) of the Internal Revenue Code (IRC), sponsored by NBT Bancorp Inc. (the Sponsor). The Sponsor is responsible for administration of the Plan. NBT Bank, N.A. (the Trustee), a wholly owned subsidiary of NBT Bancorp Inc., and Charles Schwab are the trustees of the Plan. The assets of the Plan are held, administered, and managed in accordance with the terms and conditions of the Trust Agreement, which is considered to be an integral part of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Eligibility

All employees over age 21 who are scheduled to complete 1,000 hours of service or have completed 1,000 hours of service are eligible to participate in the Plan.

(c)	Contributions

Participants make pre-tax contributions in whole percentages up to IRS limitations for any Plan year.

Participants may make rollover contributions to the Plan through a distribution from a former employer’s retirement plan.

The Sponsor provides a matching contribution of 100% of each participant’s contribution up to 3% of their compensation. In addition, a discretionary amount, determined by the Sponsor’s board of directors, may be contributed to the Plan each year. All Sponsor contributions to the Plan are invested in the NBT Bancorp Inc. common stock. To share in this discretionary contribution, participants must be actively employed on the last day of the year, have completed 1,000 hours of service and have contributed a minimum percentage of compensation during the year as determined annually by the Company. The amount is allocated to participants based on compensation. During 2008 and 2007, discretionary contributions of $1,549,588 and $360,723, respectively, were approved by the Sponsor’s board of directors. These amounts were paid during 2009 and 2008, respectively.

(d)	Participants’ Accounts

Participants may elect to have their contributions invested among the various funds available to the Plan, including the NBT Bancorp Inc. common stock fund. Each participant’s account is credited with the Sponsor’s and participant’s contributions, plan earnings, and income, expenses, gains, and losses attributable thereto.

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2008 and 2007

(e)	Vesting

Participants’ contributions and any investment income thereon are 100% vested. Participants vest in the employer contributions on a graded basis of 20% for each full year of service (minimum 1,000 hours) until 100% vested. Participants are considered 100% vested upon termination due to death, retirement, or permanent disability.

(f)	Participant’s Claims Upon Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right to discontinue contributions or terminate the Plan at any time subject to Plan provisions. In the event of termination of the Plan, each participant’s account would become fully vested.

(g)	Forfeitures

Forfeitures are applied to reduce the amount of future employer contributions otherwise required to be paid. In 2008 and 2007, forfeitures from nonvested accounts totaled $50,207 and $80,948, respectively. Forfeiture account balances totaled $6,069 and $16,061 at December 31, 2008 and 2007, respectively.

(h)	Payment of Benefits

Upon normal or early retirement, disability, death, or termination of employment, the value of a participant’s account is paid in a single lump sum, as specified by the Plan. Early retirement is allowed upon reaching age 55 and completing 5 years of service.

(i)	Participant Loans

Participants may borrow from their account in amounts ranging from $1,000 to the lesser of $50,000 or 50% of the vested 401(k) account balance (excludes Company contributions invested in NBT Bancorp Inc. common stock). Participants are not allowed to borrow from employer contributions made subsequent to January 1, 1997. Loans, other than loans for the purchase of a primary residence, must be repaid over a period no longer than five years. Loans for the purchase of a primary residence must be repaid over a period no longer than 15 years. Interest is charged at the prime rate plus 1% as of the loan origination date. Participant loans are treated as a transfer from the participant directed accounts into the loan fund. Principal and interest payments on the loans are allocated to the loan fund and transferred into the participant directed accounts based on the participants’ current investment allocation elections.

(j)	Administrative Expenses

Expenses of operating and administering the Plan are generally borne by the Sponsor. The payment of these expenses is not mandated by the Plan and is done so at the discretion of the Sponsor. Loan fees are paid by the borrower.

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2008 and 2007

(k)	Voting Rights

With respect to participant account balances that are invested in shares of the Sponsor’s stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Amounts in prior year’s financial statements are reclassified when necessary to conform with current year’s presentation.

(b)	Investments Held in Trust and Participant Loans

The Plan’s investments are stated at fair value on the Statement of Net Assets Available for Plan Benefits with an adjustment from fair value to contract value for fully benefit-responsive investment contracts. Changes in the carrying value for fully benefit-responsive investment contracts and changes in fair value for all other investments are included in net loss on investments on the Statement of Changes in Net Assets Available for Plan Benefits.

Mutual fund balances and the common stock of the Sponsor are stated at fair value, based on published market quotations. Loans to participants are carried at the unpaid principal balance.  The fair value of loans approximates book value.

The collective investment fund consists of the Federated Capital Preservation Fund (the Fund), which primarily holds guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. Synthetic GICs are portfolios of securities (debt securities or open-end registered investment companies) owned by the Fund with wrap contracts that guarantee a fixed or variable rate for the term of the contracts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

(c)	Use of Estimates

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2008 and 2007

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for plan benefits, disclosure of contingent assets and liabilities, the reported amount of increases and decreases in net assets available for plan benefits, and the fair value of investments. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(d)	Risks and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for plan benefits.

(3)	Investments

Fair value of investments that represent 5% or more of the net assets available for plan benefits at December 31, 2008 or 2007 are as follows:

	2008		2007
Collective Investment fund:
Federated Capital Preservation Fund	$6,525,921		4,352,855
Domestic equity mutual funds:
American Funds Growth Fund of America	3,411,139		5,254,839
Dodge & Cox Balance Fund	—	*	3,760,981
Foreign equity mutual fund:
American Funds New Perspective Fund	—	*	3,128,804
Common stock:
NBT Bancorp Inc.	30,742,523		27,363,051

* These assets were greater than 5% of net assets in 2007 only.

During 2008 and 2007, the Plan’s investments depreciated in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

	2008	2007
Bond mutual funds	$38,384	63,874
Common stock of NBT Bancorp Inc.	6,721,923	(3,417,227)
Domestic equity mutual funds	(8,552,985)	1,189,023
Foreign equity mutual funds	(1,163,316)	332,361
Graduated retirement target mutual funds	(340,690)	—
	$(3,296,684)	(1,831,969)

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2008 and 2007

Fair Values of Financial Instruments

The Plan adopted Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements (SFAS No. 157), on January 1, 2008. SFAS No. 157 establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

•	Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement (i.e. supported by little or no market activity).

The following table presents the financial instruments recorded at fair value on a recurring basis by the Plan as of December 31, 2008:

Description	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 2)
Collective investment fund	$6,525,921	-	6,525,921	-
Bond mutual funds	3,732,381	3,732,381	-	-
Common stock of
NBT Bancorp Inc.	30,742,523	30,742,523	-	-
Domestic equity mutual funds	14,679,776	14,679,776	-	-
Foreign equity mutual funds	2,126,087	2,126,087	-	-
Graduated retirement target mutual funds	986,744	986,744	-	-
Total	$58,793,432	52,267,511	6,525,921	-

The plan has no financial instruments recorded at fair value on a nonrecurring basis as of December 31, 2008.

(Continued)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2008 and 2007

(4)	Nonparticipant Directed Investments

Information about the investments relating to accumulated nonparticipant directed contributions for the years ended December 31, 2008 and 2007, respectively, including the significant components of changes in investments related to nonparticipant directed contributions, is as follows:

	2008	2007
Fair value of NBT Bancorp Inc. common stock at December 31, 2007	$25,170,875	31,684,550
Contributions	2,666,555	1,286,404
Dividends	942,053	1,014,361
Net realized and unrealized appreciation (depreciation)	3,309,656	(3,276,317)
Transfers to participant-directed investments	(2,812,269)	(3,799,687)
Distributions	(1,662,943)	(1,738,436)
Fair value of NBT Bancorp Inc. common stock at December 31, 2008	$27,613,927	25,170,875

(5)	Income Tax Status

The Internal Revenue Service has determined and informed the sponsor by a letter dated October 30, 2001, that the Plan and underlying trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore the Plan is exempt from income taxes. Although the Plan has been amended since receiving the determination letter, management believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(6)	Party-in-Interest Transactions

Certain Plan investments are shares of NBT Bancorp Inc., the Plan’s sponsor. Therefore, transactions involving those shares are party-in-interest transactions. Additionally, the trustee of the Plan was NBT Bank, N.A. (which is a subsidiary of the sponsor) through July 31, 2008. A change in trustee to Charles Schwab was effective August 1, 2008.

EPIC Advisors, Inc., the Plan’s recordkeeper, is a wholly-owned subsidiary of NBT Financial Services, Inc., which is a wholly-owned subsidiary of the sponsor.

Schedule 1

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN
Schedule H, Line 4i – Schedule of Assets Held at End of Year
December 31, 2008

(a)	(b) Identity of issuer borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current value
	Cash	Cash	**		$21,724
	Schwab Retirement Advantage Money Fund	Money market fund	**		793
	Federated Capital Preservation Fund	Collective investment fund	**		6,499,614
	Dodge & Cox Income	Bond mutual fund, 122,898 shares	**		1,448,970
	Vanguard Intermediate US Treasury	Bond mutual fund, 188,712 shares	**		2,283,411
	American Funds Growth Fund of America	Equity mutual fund, 168,868 shares	**		3,411,139
	Vanguard Capital Opportunity	Equity mutual fund, 14,518 shares	**		678,693
	Columbia Acorn	Equity mutual fund, 41,722 shares	**		738,899
	Federated Capital Appreciation Fund	Equity mutual fund, 132,696 shares	**		1,990,442
	FPA Capital	Equity mutual fund, 18,287 shares	**		394,816
	T-Rowe Price Mid Cap Growth	Equity mutual fund, 22,181 shares	**		724,668
	Royce Low Price Stock	Equity mutual fund, 45,491 shares	**		416,696
	Dodge & Cox Stock Fund	Equity mutual fund, 17,473 shares	**		1,299,463
	Dodge & Cox Balance Fund	Equity mutual fund, 44,222 shares	**		2,266,840
	Janus Mid Cap Value Investment	Equity mutual fund, 44,702 shares	**		683,051
	Vanguard 500 Index Fund	Equity mutual fund, 26,338 shares	**		1,807,810
	Europacific Growth Fund	Equity mutual fund, 9,697 shares	**		267,259
	T-Rowe Price Retirement Income Fund	T-Rowe retirement fund, 10,471 shares	**		108,064
	T-Rowe Price Retirement 2010 Fund	T-Rowe retirement fund, 7,466 shares	**		83,692
	T-Rowe Price Retirement 2020 Fund	T-Rowe retirement fund, 35,216 shares	**		391,245
	T-Rowe Price Retirement 2030 Fund	T-Rowe retirement fund, 30,880 shares	**		344,622
	T-Rowe Price Retirement 2040 Fund	T-Rowe retirement fund, 5,336 shares	**		59,121
	American Funds New Perspective Fund	Foreign equity mutual fund, 114,244 shares	**		2,126,087
*	NBT Bancorp Inc.	Common stock, 1,099,518 shares	20,450,604	***	30,742,523
*	Participant loans receivable	Interest rates – 5.00% – 10.00%	**		811,541
					$59,601,183

*	Party-in-interest.
**	Cost omitted for these participant directed investments.
***	Represents cost of NBT Bancorp Inc. common stock for which there is no participant direction as well as NBT Bancorp Inc. common stock for which participants have direction.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2009	NBT BANCORP INC. 401(k) AND
EMPLOYEE OWNERSHIP PLAN

By: /s/ Catherine Scarlett

Catherine Scarlett
Executive Vice President and
Director of Human Resources and
Member of the 401(k) Plan
Administrative Committee of
The NBT Bancorp Inc. 401(k) and
Employee Stock Ownership Plan

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm